Exhibit 99.1

9,090,909 Shares

CAE INC.

Common Shares

UNDERWRITING AGREEMENT

March 9, 2021

March 9, 2021

Goldman Sachs & Co. LLC

TD Securities Inc.

RBC Dominion Securities Inc.

Scotia Capital (USA) Inc.

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

c/o TD Securities Inc.

1 Place Ville Marie

Suite 2315

Montréal, Québec H3B 3M5

c/o RBC Dominion Securities Inc.

1 Place Ville Marie

Suite 300

Montréal, Québec H3B 4R8

c/o Scotia Capital (USA) Inc.

250 Vesey Street

New York, New York 10281

Ladies and Gentlemen:

CAE Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), for whom Goldman Sachs & Co. LLC, TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital (USA) Inc. are acting as representatives (the “Representatives” or “you”), an aggregate of 9,090,909 Common Shares (as hereinafter defined) (the “Firm Shares”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. The Company also proposes to issue and sell to the several Underwriters not more than an additional 1,363,636 Common Shares (the “Additional Shares”) if and to the extent that you, as Representatives of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such Additional Shares granted to the Underwriters in Section 2 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.”

The Company meets the requirements under the Securities Act (Québec) and the securities legislation applicable in each of the provinces of Canada (collectively, the

“Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions, including the rules and procedures established pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus (collectively, the “Canadian Securities Laws”). The Company has filed a preliminary short form base shelf prospectus, dated November 16, 2020 and a final short form base shelf prospectus, dated November 19, 2020, in respect of up to C$2,000,000,000 aggregate principal amount of debt securities, preferred shares, common shares, warrants, share purchase contracts, subscription receipts and units of the Company (collectively, the “Shelf Securities”) with the Autorité des marchés financiers (Québec) (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt under Multilateral Instrument 11-102 – Passport System (collectively, the “Receipt”) in respect of each of such preliminary short form base shelf prospectus and final short form base shelf prospectus (the final short form base shelf prospectus filed with the Canadian Securities Commissions on or before the date of this Agreement, and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Base Prospectus”). The Canadian preliminary prospectus supplement relating to the offering of the Shares, which excludes certain pricing information and other final terms of the Shares and which has been filed with the Canadian Securities Commissions on March 8, 2021, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the offering of the Shares, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus, including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-250113) in respect of the Shelf Securities with the Commission and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration

Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the offering of the Shares filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on March 8, 2021 (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the offering of the Shares to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions and the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the pricing information conveyed by the Underwriters to prospective purchasers, each identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents, if any, incorporated by reference therein, from time to time.

1. Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:

(a) The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission; the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Shares has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the Company’s knowledge, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b) (i) The Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date (as defined below), will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (iii) the Registration Statement and the U.S. Final Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws, (v) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(c) The Company is a “reporting issuer”, and has complied with all Canadian Securities Laws required to be complied with by the Company to qualify the distribution of the Shares through registrants registered in the applicable categories under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, except for the filing of the Canadian Final Prospectus.

(d) The Company is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(e) Each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with applicable Canadian Securities Laws; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder.

(f) The Company is qualified in accordance with the provisions of National Instrument 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions to use the Canadian Shelf Procedures and file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions.

(g) The Company (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing as a corporation and in good standing under the laws of Canada, (iii) has all requisite power and authority to own its properties and assets, and to carry on its undertaking as described in the Time of Sale

Prospectus and the Prospectuses, including issuing the Firm Shares, as contemplated hereby, and (iv) is qualified and in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect. All necessary corporate action has been taken by the Company to authorize the delivery of the Preliminary Prospectuses and the Prospectuses and the filing thereof, as the case may be, with the Canadian Securities Commissions or the Commission under Applicable Securities Laws.

(h) This Agreement has been duly authorized, executed and delivered by the Company.

(i) No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Company’s execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby, by the Time of Sale Prospectus or by the Prospectuses, except such as (i) have been, or will be, obtained or made by the Company on or prior to the Closing Date or (ii) may be required (and will be obtained on or prior to the Closing Date) under Applicable Securities Laws or blue sky laws and from the Financial Industry Regulatory Authority.

(j) The execution and delivery of this Agreement by the Company, the fulfillment of the terms hereof by the Company, and the issuance, sale and delivery of the Firm Shares at the Closing Date or of the Additional Shares at the Option Closing Date as applicable, does not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)

a breach or violation of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Company or the Material Subsidiaries or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)

a breach of or default under any indenture, agreement or instrument to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries will be contractually bound at the Closing Date or at the Option Closing Date, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)	any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of its subsidiaries, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect.

(k) Each of the Material Subsidiaries (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business as described in the Time of Sale Prospectus and the Prospectuses, and (iv) is qualified and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect.

(l) The Material Subsidiaries contribute in the aggregate, in excess of 70% of the consolidated revenues of the Company as indicated in the Interim Financial Statements. Except for the Material Subsidiaries, no subsidiary of the Company contributes more than 5% of the consolidated revenues of the Company as indicated in the Interim Financial Statements. The Company is, directly or indirectly, the registered and beneficial holder of all of the issued and outstanding securities of each Material Subsidiary.

(m) The attributes and characteristics of the share capital (including the Common Shares) of the Company conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(n) The Company is not, directly or indirectly through any of its subsidiaries, a member, partner or participant in any partnership, joint venture or syndicate where the joint liability that could arise from such membership, partnership or participation would reasonably be expected to have a Material Adverse Effect.

(o) The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series.

(p) All of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued and outstanding shares or equity interests of each of the Material Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses, are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim (“Liens”), except for any such Liens that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(q) The Shares have been duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the Shares will not be issued in violation of any preemptive or similar rights.

(r) Except as contemplated hereby and as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses, no person, firm or corporation, as of the date hereof, has any agreement or option with the Company, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Company, for the purchase, subscription or issuance of any Firm Shares.

(s) Except as has been disclosed to the Underwriters, the minutes and records of the Company made available to counsel for the Underwriters in connection with their due diligence investigation in respect of the offering of the Shares contain copies of all proceedings (or certified copies thereof) in respect of material matters of the shareholders, the boards of directors and all committees of the boards of directors of the Company since January 1, 2016 to the date of review of such corporate records and minutes and there have been no other meetings, resolutions or proceedings in respect of material matters of the shareholders, board of directors or any committees of the board of directors of the Company since January 1, 2016 to the date of review of such corporate records and minutes not reflected in such minutes and other records.

(t) Computershare Trust Company of Canada, at its principal office located in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A. has been duly appointed as transfer agent and registrar for the Common Shares in the United States

(u) there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived

(v) the Company is, and will at the Closing Date and at the Option Closing Date be, a reporting issuer or the equivalent in each of the Canadian Qualifying Jurisdictions and is not on a list of defaulting issuers maintained by any of the Securities Commissions pursuant to Applicable Securities Laws. In particular, without limiting the foregoing, the Company is in compliance, in all material respects, with all of its applicable continuous disclosure obligations under Applicable Securities Laws and no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential).

(w) The issued and outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and the Shares will be listed and posted for trading on the TSX and the NYSE upon the Company complying with the usual conditions imposed by the TSX and NYSE with respect thereto.

(x) No Canadian Securities Commission or similar regulatory authority or the TSX or the NYSE or the Commission has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, and no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened.

(y) The Common Shares are “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(z) The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Company is not, and, after receipt of payment for the Shares and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Time of Sale Prospectus and the Prospectuses, will not be, required to register as an “investment company” within the meaning of the Investment Company Act.

(aa) The Company intends to use the net proceeds from the offering of the Shares in the manner specified in the Time of Sale Prospectus and the Prospectuses under the heading “Use of Proceeds”.

(bb) The Financial Statements have been prepared in accordance with IFRS (and on a basis consistent throughout the periods indicated except as disclosed in the Financial Statements), and present fairly in all material respects, the financial position of the Company as of the dates indicated and the results of operations and the changes in financial position of the Company for the periods specified. The consolidated financial information with respect to the Company included in the Time of Sale Prospectus and the Prospectuses under the heading “Consolidated Capitalization” presents fairly in all material respects the information shown therein and, other than as disclosed in the Time of Sale Prospectus and the Prospectuses, has been compiled on a basis consistent with that of the Financial Statements.

(cc) The Company had a reasonable basis for disclosing all forward-looking information contained or incorporated by reference in the Time of Sale Prospectus and the Prospectuses.

(dd) Other than as disclosed in the Financial Information, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or any of its subsidiaries with unconsolidated entities or other persons that would reasonably be expected to have a Material Adverse Effect.

(ee) None of the Company or any Material Subsidiary has, or on the Closing Date will have, incurred any material liabilities or obligations, whether accrued, contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) disclosed in the Time of Sale Prospectus and the Prospectuses.

(ff) There is not currently and, during the last three fiscal years, has not been any reportable event (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Commissions (“NI 51-102”)) with the auditors of the Company, PricewaterhouseCoopers LLP. To the knowledge of the Company, PricewaterhouseCoopers LLP, chartered professional accountants, Montreal, Québec are independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec. To the knowledge of the Company, PricewaterhouseCoopers LLP is an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the Commission and the Public Company Accounting Oversight Board (United States).

(gg) The Company maintains a system of internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(hh) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it and its subsidiaries (taken as a whole) is made known to those within the Company or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Securities Laws; except as disclosed in the Time of Sale Prospectus and the Prospectuses, (A) the Company is not aware of any material weakness in the Company’s internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and (B) since the date of the most recent Financial Statements, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(ii) The Company maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries (taken as a whole) is made known to the Company’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by Rule 13a-15 under the Exchange Act.

(jj) Other than as disclosed in the Time of Sale Prospectus and the Prospectuses: (i) the Company and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) except for customary extensions for U.S. federal tax returns and for novel coronavirus (“COVID-19”) related extensions for filing or paying taxes, the Company is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Company, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(kk) The Company (i) has not made any acquisition that is a “significant acquisition” within the meaning of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Time of Sale Prospectus and the Prospectuses, and (ii) does not currently propose to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of NI 51-102 if completed as of the date of the Time of Sale Prospectus and the Prospectuses.

(ll) Except as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses, there is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Material Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which if determined adversely, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or which would adversely affect the ability of the Company to perform its obligations under, or consummate the transactions contemplated by, this Agreement.

(mm) Except as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses, each of the Company and the Material Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for non-compliance that would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(nn) Each of the Company and the Material Subsidiaries holds all right, title and interest to all assets that are material to its respective business free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Any real property held under lease by the Company or any of the Material Subsidiaries which is material, individually or in the aggregate, to the Company and the Material Subsidiaries, taken as a whole, is held by it under valid, subsisting and enforceable leases with such exceptions as are not material, individually or in the aggregate, to the Company and the Material Subsidiaries, taken as a whole.

(oo) Except as otherwise disclosed in the Time of Sale Prospectus and the Prospectuses, the Company and its subsidiaries collectively possess all Permits necessary to conduct the business and activities now conducted by them, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Company and its subsidiaries is in compliance with the terms and conditions of all such Permits, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(pp) None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries has in the course of their actions for, or on behalf of, the Company or any of its subsidiaries taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the “Bribery Act”), and the Company and its subsidiaries have conducted their businesses in compliance with the FCPA and the Bribery Act and, to the knowledge of the Company, its affiliates have conducted their businesses in material compliance with the FCPA and the Bribery Act, and the Company has instituted, maintains and enforces, and will continue to maintain and enforce, policies and procedures designed to ensure compliance by the Company and each of its subsidiaries with the FCPA and the Bribery Act.

(qq) None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the offering of the Firm Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(rr) The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of various jurisdictions where the Company and its subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ss) Neither the Company nor any of the Material Subsidiaries is in violation of its constating documents; and neither the Company nor any of the Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject (a “Material Contract”) which default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(tt) The Company has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Company or any of the Material Subsidiaries, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(uu) No labor dispute with, or disruption by, the employees of the Company or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect exists or, to the knowledge of the Company, is threatened or imminent.

(vv) Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the Company and its subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Time of Sale Prospectus and the Prospectuses as being owned or licensed by the Company or which are used for the conduct of the Company’s business as currently carried on and proposed to be carried on, free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (ii) to the knowledge of the Company, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Company; and (iii) except as disclosed in the Time of Sale Prospectus and the Prospectuses, there is no action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Company and its subsidiaries, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim.

(ww) (i) Except as disclosed in the Time of Sale Prospectus and the Prospectuses, (x) there has been no security breach or other compromise of or relating to any of the Company’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) which would reasonably be expected to have a Material Adverse Effect, and (y) the Company and its subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material

Adverse Effect; and (ii) the Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(xx) Except as set forth in the Time of Sale Prospectus and the Prospectuses, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of the Material Subsidiaries, respectively: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all Permits required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney’s fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location.

(yy) Other than as set forth in the Preliminary Prospectuses and the Prospectuses, since March 31, 2020, the business of the Company and the Material Subsidiaries has been carried on in the ordinary course in all material respects and there has not been any undisclosed material change or change having a Material Adverse Effect (and, for greater certainty, the impacts of the COVID-19 pandemic (the “COVID-19 Outbreak”) on the Company or its subsidiaries prior to the date hereof already disclosed in the Time of Sale Prospectus and the Prospectuses shall not be considered).

(zz) Except as mandated by an applicable governmental or regulatory authority, and except as disclosed in the Preliminary Prospectuses and the Prospectuses, there has been no suspension of the operations of the Company and its subsidiaries as a result of the COVID-19 Outbreak, which, individually or in the aggregate, has had a Material Adverse Effect. The Company has been monitoring the COVID-19 Outbreak and the potential material impacts on its operations, and has implemented appropriate measures to support the wellness of its employees where the Company and its subsidiaries operate while continuing to operate.

(aaa) The Company has delivered the “Template Version” (as defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) of any “Marketing Materials” (as defined in NI 41-101) relating to any “Road Show” (as defined in NI 41-101) (“Road Show Materials”) to the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions in compliance with the requirements of the Canadian Securities Laws. If any “Comparables” (as defined in NI 41-101) and disclosure relating to such Comparables has been redacted from the Template Version of any Marketing Materials filed with the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions, a complete Template Version of such Marketing Materials (containing the Comparables and related disclosure) has been delivered to the Canadian Securities Commissions in each of the Canadian Qualifying Jurisdictions by the Company in compliance with Canadian Securities Laws.

2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase the number of Firm Shares set forth opposite such Underwriter’s name in Schedule I hereto at a price of US$26.2625 a share (the “Purchase Price”).

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to 1,363,636 Additional Shares at the Purchase Price. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice to the Company not later than 30 days after the Closing Date. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such Additional Shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the Closing Date nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 4 solely for the purpose of covering sales of securities in excess of the number of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional Shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I opposite the name of such Underwriter bears to the total number of Firm Shares.

3. Terms of Public Offering. The Company is hereby advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after this Agreement has become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public initially at US$27.50 a share (the “Public Offering Price”). The Company is also advised that after the Underwriters have made a reasonable effort to sell all of the Shares at the Public Offering Price, the Public Offering Price may be decreased from time to time to an amount not greater than the Public Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Shares is less than the gross price paid by the Underwriters to the Company. The Company is further advised by you that, prior to the commencement of any Road Show undertaken in connection with the marketing of the offering of the Shares, you reasonably expected that the Shares would be sold primarily in the United States.

4. Payment and Delivery. Payment for the Firm Shares shall be made in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 8:00 a.m., New York City time, on March 12, 2021, or at such other time on the same or such other date, not later than March 19, 2021, as shall be designated in writing by you. The time and date of such payments are hereinafter referred to as the “Closing Date.”

Payment for any Additional Shares shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 8:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than April 16, 2021, as shall be designated in writing by you.

The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.

All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

5. Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters to purchase and pay for the Firm Shares on the Closing Date are subject to the condition that the Registration Statement shall have become effective not later than 4:30 p.m., New York City time, on the date hereof, and to the following further conditions, which conditions may be waived in writing in whole or in part by the Representative on behalf of the Underwriters:

(a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, event or effect that is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), earnings, business, operations, or results of operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

The officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened.

(c) The Underwriters shall have received on the Closing Date an opinion of Norton Rose Fulbright Canada LLP, outside Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel, where such counsel deems such delivery proper, as to the laws of any Canadian Qualifying Jurisdiction other than the provinces of Ontario, Alberta, British Columbia and Québec and the laws of Canada applicable therein and may rely upon, as to matters of fact, certificates of public officials and officers of the Company, as applicable, and letters from stock exchange representatives and transfer agents), dated the Closing Date, to the effect set forth in Schedule III hereto. Such opinion shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(d) The Underwriters shall have received on the Closing Date an opinion of Norton Rose Fulbright US LLP, outside U.S. counsel for the Company, dated the Closing Date, to the effect set forth in Schedule IV hereto. Such opinion shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(e) The Underwriters shall have received on the Closing Date an opinion of each of Stikeman Elliott LLP, Canadian counsel for the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance reasonably satisfactory to you.

(f) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.

(g) The Underwriters shall have received, on each of the date hereof and the Closing Date, a certificate signed by the Chief Financial Officer of the Company in form and substance reasonably satisfactory to the Underwriters concerning certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses.

(h) The Shares to be sold at Closing shall have been approved for listing on the NYSE, subject only to official notice of issuance and satisfaction by the Company of customary conditions imposed by the NYSE in similar circumstances, and conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances.

(i) The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i) a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii) an opinion of Norton Rose Fulbright Canada LLP, outside Canadian counsel for the Company (and such counsel may arrange for separate deliveries of opinions of local counsel as described above in Section 5(c)), dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(c) hereof;

(iii) an opinion of Norton Rose Fulbright US LLP, outside U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Shares to be purchased on such Option Closing Date and otherwise to the same effect as the opinion required by Section 5(d) hereof;

(iv) an opinion of each of Stikeman Elliott LLP, Canadian counsel for the Underwriters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Shares to be purchased on such

Option Closing Date and otherwise to the same effect as the opinion required by Section 5(e) hereof;

(v) a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent public accountants, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(f) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date;

(vi) a certificate signed by the Chief Financial Officer of the Company, dated the Option Closing Date, in form and substance reasonably satisfactory to the Underwriters concerning certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; and

(vii) such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.

(j) The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and the officers and directors of the Company relating to sales and certain other dispositions of Subject Shares and or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

6. Covenants of the Company. The Company covenants with each Underwriter as follows:

(a) To furnish to you upon request, without charge, and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits thereto) and to furnish to you in New York City and Montréal, without charge, prior to 10:00 a.m., New York City time, on the business day next succeeding the date of this Agreement and during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectuses and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing

Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) the U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(c) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object in a timely manner.

(d) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f) If, during such period after the first date of the public offering of the Shares as in the reasonable opinion of counsel for the Underwriters either of the Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities

Commissions and furnish, at its own expense, to the Underwriters and, at the expense of the Underwriters, to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses as so amended or supplemented will not, in the light of the circumstances when the Prospectuses (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectuses, as amended or supplemented, will comply with applicable law.

(g) To use its commercially reasonable efforts to qualify the Shares for offer and sale under the securities or blue sky laws of such jurisdictions as you reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject.

(h) To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i) To use its best efforts to have the Shares accepted for listing on the NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

The Company also covenants with each Underwriter that, without the prior written consent of the Representatives, on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed, will not, and will not publicly disclose an intention to, for a period of 90 days after the Closing Date, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for (i) the issuance by the Company of Shares issued and sold hereunder, including as a result of the purchase of the Additional Shares; (ii) the issuance by the Company of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding as of the date of this Agreement, including subscription receipts; (iii) the issuance by the Company of any Common Shares or options to acquire Common Shares or other award, right or grant pursuant to the Company’s stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan existing as of the date of this Agreement and the issuance of Common Shares in connection with the exercise, vesting or settlement of any such options, awards rights or grants; (iv) the issuance by the Company of any

Common Shares pursuant to a dividend reinvestment plan or optional share purchase plan; (v) to satisfy existing contractual arrangements entered into prior to the date hereof and disclosed to the Underwriters in writing at or prior to such time as this Agreement is executed; or (vi) pursuant to the Company’s shareholder rights plan.

7. Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses incident to the performance of the Company’s obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Company’s counsel, the Company’s accountants in connection with the registration, qualification and delivery of the Shares under the Securities Act and Canadian Securities Laws and all other fees or expenses of the Company in connection with the preparation and filing of the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any Marketing Materials and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified and the fees, disbursements and expenses of the Company’s accountants, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonably incurred and documented fees and disbursements of counsel for the Underwriters in connection with such qualification, (iv) all costs and expenses incident to listing the Shares on the NYSE and the TSX, (v) the cost of printing certificates representing the Shares, (vi) the costs and charges of any transfer agent, registrar or depositary, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with any road show presentations with the prior written approval of the Company, travel and lodging expenses of the representatives and officers of the Company (excluding the Underwriters and representatives of the Underwriters) and any such consultants, (viii) the document production charges and expenses associated with printing this Agreement, and (ix) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 9 entitled “Indemnity and Contribution” and the last paragraph of Section 11 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.

8. Covenants of the Underwriters. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.

9. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Marketing Materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show as defined in Rule 433(h) under the Securities Act (a “road show”), or the Prospectuses or any amendment or supplement thereto, caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter or on such Underwriter’s behalf, through you expressly for use therein.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement or the Canadian Prospectus and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and the successors and assigns of the foregoing persons, and each of their respective officers, employees, agents and affiliates, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by or on behalf of such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, Marketing Materials, road show or the Prospectuses or any amendment or supplement thereto.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 9(a) or 9(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel chosen by the indemnifying party and reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonably incurred and documented fees and disbursements of such counsel related to such proceeding; provided that the failure to notify the indemnifying party shall not relieve it from any liability that it may have under the preceding paragraphs of this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under the preceding paragraphs of this Section 9. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Representatives. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonably incurred and documented fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d) To the extent the indemnification provided for in Section 9(a) or 9(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 11(e)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 11(e)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the

Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

(e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f) The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter, or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.

10. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, the NYSE, the Nasdaq Global Market or the TSX, (ii) trading of any securities of the Company shall have been suspended on the NYSE or the TSX, unless such suspension has been rescinded, revoked or withdrawn, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal, New York State or Canadian authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectuses.

11. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 12% of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs is more than 12% of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to you and the Company for the purchase of such Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, (which, for the purposes of this paragraph, shall not include termination pursuant to Section 10(a)(i), (iii), (iv) or (v)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the reasonably incurred fees and disbursements of their counsel) reasonably incurred and documented by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

12. Submission to Jurisdiction; Appointment of Agent for Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Time of Sale Prospectus, the Registration Statement or the offering of the Shares. The Company irrevocably waives, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to themselves or their property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b) The Company hereby irrevocably appoints C T Corporation System, located at 28 Liberty Street, New York, NY 10005, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process for the Company, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

13. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the offering, and the purchase and sale of the Shares.

(b) The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

14. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 14, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. §1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

15. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

17. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, the Underwriters agree to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to the Underwriters

19. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attention: Registration Department; TD Securities Inc., 1 Place Ville Marie, Suite 2315, Montreal, Québec H3B 3M5, Attention: Hany Tawfik, Email: hany.tawfik@tdsecurities.com; RBC Dominion Securities Inc., 1 Place Ville Marie Suite 300, Montreal, Québec H3B 4R8, Attention: Kiron Mondal, Email: kiron.mondal@rbccm.com; or Scotia Capital (USA) Inc. 250 Vesey Street, New York, New York 10281, Attention: Equity Capital Markets, Email: us.legal@scotiabank.com; and if to the Company shall be delivered, mailed or sent to 8585 Cote de Liesse, Saint-Laurent, Québec H4T 1G6, Attention: General Counsel, Chief Compliance Officer and Corporate Secretary.

20. Definitions. The terms which follow, when used in this Agreement, shall have the meanings indicated.

“Annual Financial Statements” means the audited consolidated financial statements of the Company as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto.

“Applicable Securities Laws” means all Canadian Securities Laws and all applicable securities laws in the United States and the respective regulations, rules, instruments, blanket orders and blanket rulings thereunder.

“Common Shares” means common shares of the Company.

“Environmental Laws” means any Canadian, United States and other foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment, or to hazardous or toxic substances or wastes, pollutants or contaminants.

“Financial Information” means, collectively, (i) the Financial Statements, (ii) the management’s discussion and analysis of financial results for the financial year ended March 31, 2020, (iii) the management’s discussion and analysis of financial results for the three and nine-month periods ended December 31, 2020, and (iv) the consolidated financial information with respect to the Company included in the Time of Sale Prospectus and the Prospectuses under the headings “Non-IFRS and Other Financial Measures” and “Consolidated Capitalization”.

“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Corporation as at and for the three and nine-month periods ended December 31, 2020 together with the notes thereto;

“knowledge of the Company” means to the actual knowledge of the President and Chief Executive Officer, the Executive Vice President, Finance and Chief Financial Officer, the Group President, Civil Aviation Training Solutions, the Group President, Defence & Security, the President, CAE Healthcare,the General Counsel, Chief Compliance Officer and Corporate Secretary, after making due inquiries with their direct reports.

“Material Adverse Effect” means any change, event or effect that is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), earnings, properties, assets, business, operations, or results of operations of the Corporation and its subsidiaries, taken as a whole;

“Material Subsidiaries” means CAE USA Inc., CAE SimuFlite Inc., CAE USA Mission Solutions Inc., CAE GmbH, Parc Aviation Limited, CAE Healthcare Inc., CAE Healthcare Canada Inc., CAE Center Amstersdam BV and CAE Training & Services UK Ltd.;

“Permits” means all permits, consents, waivers, applications, authorizations, licenses, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental or regulatory authority.

[Signature page follows]

Very truly yours, CAE INC.

By:	/s/ Marc Parent
	Name:	Marc Parent
	Title:	President and Chief Executive Officer

By:	/s/ Sonya Branco
	Name:	Sonya Branco
	Title:	Executive Vice President, Finance and Chief Financial Officer

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof Goldman Sachs & Co. LLC TD Securities Inc. RBC Dominion Securities Inc. Scotia Capital (USA) Inc.

Acting severally on behalf of themselves and the several Underwriters named in Schedule I hereto.

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Michael Tarulli
	Name:	Michael Tarulli
	Title:	Managing Director

By:	TD SECURITIES INC.

By:	/s/ Hany Tawfik
	Name:	Hany Tawfik
	Title:	Managing Director

By:	RBC DOMINION SECURITIES INC.

By:	/s/ Kiron Mondal
	Name:	Kiron Mondal
	Title:	Managing Director

By:	SCOTIA CAPITAL (USA) INC.

By:	/s/ Luc Ouellet
	Name:	Luc Ouellet
	Title:	Managing Director, Head of CIB Quebec

[Signature Page to Underwriting Agreement]

SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased

Goldman Sachs & Co. LLC	3,181,819

TD Securities Inc.	1,818,182

RBC Dominion Securities Inc.	1,113,636

Scotia Capital (USA) Inc.	1,113,636

CIBC World Markets Inc.	409,091

BMO Nesbitt Burns Inc.	409,091

Merrill Lynch Canada Inc.	409,091

HSBC Securities (Canada) Inc.	90,909

Desjardins Securities Inc.	90,909

BNP Paribas Securities Corp.	90,909

J.P. Morgan Securities Canada Inc.	90,909

Citigroup Global Markets Canada Inc.	90,909

National Bank Financial Inc.	90,909

Canaccord Genuity Corp.	90,909

Total:	9,090,909

I-1

SCHEDULE II

Time of Sale Prospectus

1.	U.S. Preliminary Prospectus issued March 8, 2021

2.	Pricing information conveyed by the Underwriters to prospective purchasers:

Offering Price:	US$27.50 per Common Share
Number of Firm Shares:	9,090,909
Number of Additional Shares:	1,363,636
Expected Closing Date:	March 12, 2021

II-1

SCHEDULE III

Canadian Opinion Matters

1.

The Company is a corporation incorporated or amalgamated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to conduct its business as described in the Prospectuses.

2.

The Company is registered under the Act respecting the legal publicity of enterprises (Québec), has not failed to file an annual updating declaration under such Act, has not failed to comply with a request made under Section 73 of such Act, and it is neither being dissolved nor had its registration cancelled under such Act.

3.

All necessary corporate action has been taken by the Company to authorize (i) the execution (where applicable) and delivery of the Canadian Final Prospectus and the filing of the Canadian Final Prospectus with the Canadian Securities Commissions, and (ii) the filing of the U.S. Final Prospectus with the Commission and the delivery of the U.S. Final Prospectus.

4.

The Company has the corporate power to enter into and deliver this Agreement and to perform its obligations herein and to carry out the transactions contemplated hereby, and this Agreement has been duly authorized, executed and delivered by the Company.

5.

The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the issuance of Shares in accordance with the provisions of this Agreement, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with and do not and will not contravene: (i) any provisions of the articles or by-laws of the Company, or (ii) any applicable law of general application in the Province of Québec or the laws of Canada applicable therein, as they exist as of the Closing Date.

6.

The Company is a “reporting issuer” in all Canadian Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such Canadian Qualifying Jurisdictions and is not on any list of defaulting reporting issuers maintained by the Canadian Securities Commissions.

7.	The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series.

8.	The attributes and characteristics of the Shares conform in all material respects with descriptions thereof in the Prospectuses.

9.

The Shares have been duly authorized for issuance and, upon payment of the Purchase Price therefor, will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company.

III-1

10.

No consent, approval, authorization, filing with or order of any Canadian federal or provincial court or governmental agency or body is required to be made or obtained by the Company in the Province of Québec in connection with the issuance and sale of the Shares, other than (i) as required under Canadian Securities Laws, (ii) the approval of the TSX to the listing of the Shares, and (iii) the filing of any report as to the geographic distribution of the Shares and payment of applicable fees related thereto;

11.	The TSX has conditionally approved the listing and posting for trading of the Shares, subject to compliance with the conditions outlined in the conditional approval letter of the TSX;

12.	Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Common Shares;

13.

All necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled by the Company as required under the laws of each of the Canadian Qualifying Jurisdictions to qualify the distribution of the Shares to the public in each of the Canadian Qualifying Jurisdictions through dealers and brokers duly registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation and the terms of their registration;

14.

Subject to the limitations, assumptions and qualifications therein, (i) the statements in the Prospectuses under the heading “Canadian Federal Income Tax Considerations” fairly summarize the matters described therein, and (ii) the statements in the Prospectuses under the heading “Eligibility for Investment” are accurate; and

15.

All the laws of the province of Québec relating to the use of the French language (other than those relating to verbal communications, as to which we express no opinion) will have been complied with in connection with the offering of the Shares to purchasers in such province if such purchasers received a copy of the Canadian Final Prospectus and all documents which constitute the contract of sale, including forms of order and confirmation, invoices and receipts and, upon request by the purchaser, the documents incorporated by reference therein (the “Offering Documents”) (on the assumption that the Offering Documents constitute the entire contract for the Shares) in the French language only or a copy of each of such documents in the French language and in the English language at the same time, provided that such Offering Documents in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the province of Québec who have expressly requested in writing to receive such Offering Documents in the English language only.

In connection with such opinions, counsel to the Company may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Stikeman Elliott LLP, acting reasonably, as to the qualification for distribution of the

III-2

Shares and as to other matters governed by the laws of jurisdictions other than the Province of Québec in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Company and others.

Such counsel, acting as special U.S. counsel to the Company, shall also state in a separate letter as follows:

Such counsel has participated in conferences and telephone conversations with representatives of the Underwriters, including their United States and Canadian counsel, officers and other representatives of the Company, the independent registered public accountants for the Company and Canadian counsel for the Company during which conferences and conversations the contents of the Registration Statement, the U.S. Preliminary Prospectus and the U.S. Final Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to verify independently, and cannot and does not assume responsibility for, the accuracy, completeness or fairness of the statements contained therein, based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), its understanding of the U.S. federal securities laws and the experience it has gained in its practice thereunder, such counsel advises that its work in connection with this matter did not disclose any information that caused such counsel to believe that (i) at the time it became effective and as of the date of this Agreement, the Registration Statement included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) at the Applicable Time, the Time of Sale Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) at the time the U.S. Final Prospectus was issued or at the Closing Date, or the Option Closing Date, as applicable, the U.S. Final Prospectus included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than, in the case of each of (i), (ii) and (iii), the financial statements, other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which such counsel expresses no such belief). “Applicable Time” means 8:02 p.m. (Montreal Time) on March 9, 2021.

III-3

SCHEDULE IV

U.S. Opinion Matters

1.

The Registration Statement was filed on November 16, 2020, was amended on November 19, 2020 and became effective upon filing on November 19, 2020 pursuant to Rule 467(a) under the Act. The Commission’s website does not indicate that a stop order suspending the effectiveness of the Registration Statement has been issued.

2.	Each of CAE USA Inc., CAE SimuFlite Inc., CAE USA Mission Solutions Inc. and CAE Healthcare Inc. is a validly existing corporation under the General Corporation Law of the State of Delaware.

3.

Subject to the assumptions, qualifications and limitations set forth in the statements in the U.S. Preliminary Prospectus and U.S. Final Prospectus, in each case, under the heading “Certain Material U.S. Federal Income Tax Considerations” and those set forth in such counsel’s opinion, the statements in the U.S. Preliminary Prospectus and U.S. Final Prospectus, in each case, under the heading “Certain Material U.S. Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

4.

The Registration Statement and the U.S. Final Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to each of which such counsel expresses no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

5.

The issuance and sale of the Shares by the Company, the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations thereunder will not violate those federal laws, rules and regulations of the United States of America (“U.S. Applicable Law”), in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by this Agreement. For purposes of such counsel’s opinion letter, “U.S. Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 6 below) or state securities laws, tax laws (except for the purposes of the opinion expressed in paragraph 3) anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Shares, this Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to this Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

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6.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any U.S. Applicable Law for the issuance and sale of the Shares by the Company, the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations thereunder. For purposes of the opinion, the term “Governmental Authority” means any federal, executive, legislative, judicial, administrative or regulatory body of the United States of America.

7.

The Company is not and, after giving effect to the offering and sale of the Shares and the application of their proceeds as described in the U.S. Final Prospectus under the heading “Use of Proceeds”, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

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EXHIBIT A

[FORM OF LOCK-UP LETTER]

                , 2021

Goldman Sachs & Co. LLC

TD Securities Inc.

RBC Dominion Securities Inc.

Scotia Capital (USA) Inc.

c/o Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

c/o TD Securities Inc.

1 Place Ville Marie

Suite 2315

Montreal, Québec H3B 3M5

c/o RBC Dominion Securities Inc.

1 Place Ville Marie

Suite 300 Montreal,

Québec H3B 4R8

c/o Scotia Capital (USA) Inc.

1002 Sherbrooke Street West

Suite 900

Montreal, Québec H3A 3L6

Ladies and Gentlemen:

The undersigned understands that Goldman Sachs & Co. LLC, TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital (USA) Inc. (the “Representatives” or “you”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with CAE Inc., a Canadian corporation (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of common shares of the Company (the “Subject Shares”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 30 days after the date of the final prospectus supplement (the “Restricted Period”) relating to the Public

Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Shares beneficially owned (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Subject Shares, or publicly disclose the intention to do so, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to:

(a) transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any of the securities laws (including rules, regulations, policy statements or other such instruments or rulings) of each of the provinces and territories of Canada (collectively, “Canadian Securities Laws”) or otherwise shall be required or shall be voluntarily made during the Restricted Period in connection with any such subsequent sales of Subject Shares or other securities acquired in such open market transactions;

(b) (i) the exercise of stock options or other similar awards granted pursuant to the Company’s equity incentive plans or (ii) the vesting or settlement of awards granted pursuant to the Company’s equity incentive plans (including the delivery and receipt of Subject Shares, other awards or any securities convertible into or exercisable or exchangeable for Subject Shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any of the undersigned’s Subject Shares or any security convertible into or exchangeable for Subject Shares issued or received upon such exercise, vesting or settlement;

(c) transfers of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares:

(i) as a bona fide gift or a charitable donation, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document;

(ii) if the undersigned is a natural person, to a member of the immediate family of the undersigned (for purposes of this agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

(iii) if the undersigned is a natural person, to any trust or other like entity for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv) if the undersigned is a natural person, to a corporation, partnership, limited liability company or other entity of which the undersigned and the immediate family of the undersigned are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

(v) if the undersigned is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of the undersigned or any affiliate as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (an “Affiliate”), wholly-owned subsidiary, limited partner, member or stockholder of the undersigned; or

(vi) if the undersigned is a corporation, partnership, limited liability company or other entity, to any Affiliate, wholly-owned subsidiary, limited partner, member or stockholder of the undersigned or to any investment fund or other entity controlled or managed by the undersigned;

(d) (A) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares, provided that (i) such plan or modification does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period, and (B) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Subject Shares;

(e) the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares to the Company, pursuant to agreements or rights in existence on the date hereof under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the undersigned’s employment or other service relationship with the Company; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made solely to the Company pursuant to the circumstances described in this clause (e);

(f) the transfer of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares from the undersigned to the Company (or the purchase and cancellation of same by the Company) upon a vesting event of the Company’s securities or upon the exercise of options to purchase Subject Shares by the undersigned, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise;

provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (f);

(g) the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares pursuant to a bona fide third party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the Subject Shares involving a Change of Control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the restrictions contained in this agreement;

(h) the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, provided that no transfer of the undersigned’s Subject Shares proposed to be registered pursuant to the exercise of such rights under this clause (h) shall occur, and no registration statement shall be filed, during the Restricted Period; provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the Restricted Period;

(i) any transfer of Subject Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made pursuant to the circumstances described in this clause (i); or

provided that in the case of any transfer or distribution pursuant to clause (c) other than a charitable donation, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, shall be required or shall be voluntarily made during the Restricted Period; and further provided that in the case of any transfer or distribution pursuant to clause (c) or (h), each donee, distributee or transferee, other than a recipient of a charitable donation, shall concurrently with such transfer or distribution sign and deliver a lock-up letter substantially in the form of this letter. For purposes of clause (g) of this paragraph, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), after the closing of the Public Offering, to a person or group of affiliated persons, of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold shares having more than 50% of the voting power of all outstanding voting shares of the Company (or the surviving entity).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. This agreement shall automatically terminate, and the undersigned will, in each case, be released from its obligations under this agreement, upon the earliest to occur, if any, of (a) prior to the execution of the Underwriting Agreement, the date that the Company advises the Representatives, in writing, that it does not intend to proceed with the Public Offering or (b) the date of termination of the Underwriting Agreement (if executed) if prior to the closing of the Public Offering.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

Very truly yours,

(Name)

(Address)

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